SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)

WESCO FINANCIAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

950817106

(CUSIP Number)

MARC D. HAMBURG BERKSHIRE HATHAWAY INC. 3555 FARNAM STREET OMAHA, NEBRASKA 68131 (402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)(2)
	8	SHARED VOTING POWER 7,119,807 (1)(2)
	9	SOLE DISPOSITIVE POWER 0 (1)(2)
	10	SHARED DISPOSITIVE POWER 7,119,807 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,807 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)(2)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out.
1.	BCS Holdings, LLC (“BCS Holdings”), which was formerly Blue Chip Stamps, holds the 7,119,807 shares (the “Shares”), which constitute 100% of the outstanding common stock of Wesco Financial Corporation (“Wesco”). Mr. Buffett may be deemed to control Berkshire Hathaway Inc. (“Berkshire”), which controls BCS Holdings. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH LLC (“OBH”), a direct subsidiary of Berkshire and the direct parent company of BCS Holdings, also may be considered to have beneficial ownership of the Shares.
2.	BCS Holdings has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control BCS Holdings. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 3 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,119,807 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,119,807 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,807 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)(2)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.
1.	BCS Holdings holds the Shares, which constitute 100% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls BCS Holdings. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of BCS Holdings, also may be considered to have beneficial ownership of the Shares.
2.	BCS Holdings has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control BCS Holdings. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 4 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,119,807 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,119,807 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,807 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)(2)
14	TYPE OF REPORTING PERSON* HC, OO

*	See instructions before filling out.
1.	BCS Holdings holds the Shares, which constitute 100% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls BCS Holdings. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of BCS Holdings, also may be considered to have beneficial ownership of the Shares.
2.	BCS Holdings has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control BCS Holdings. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 5 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BCS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,119,807 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,119,807 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,119,807 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)(2)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out.
1.	BCS Holdings holds the Shares, which constitute 100% of the outstanding common stock of Wesco. Mr. Buffett may be deemed to control Berkshire, which controls BCS Holdings. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of BCS Holdings, also may be considered to have beneficial ownership of the Shares.
2.	BCS Holdings has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, may be deemed to control BCS Holdings. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 6 OF 7 PAGES

This Amendment No. 12 to Schedule 13D is filed with respect to 7,119,807 shares of the common stock of Wesco Financial Corporation (“Wesco”) held by BCS Holdings, LLC (“BCS Holdings”), which was formerly Blue Chip Stamps. BCS Holdings is a wholly owned subsidiary of OBH LLC, which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). Amendment No. 11 to the Schedule 13D was filed on February 7, 2011.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following:

The additional 1,416,720 shares of Wesco common stock reported on this Schedule 13D were acquired pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 4, 2011, and amended as of April 15, 2011, by and among Berkshire, Montana Acquisitions, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), and Wesco. The total merger consideration consisted of approximately $297.9 million in cash and approximately 3.25 million shares of Berkshire Class B common stock, par value $0.0033 per share (“Berkshire Class B common stock”). Berkshire used cash available in the businesses of Berkshire and certain of its subsidiaries to fund the cash merger consideration.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

On June 24, 2011, Berkshire filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Wesco was merged with and into Merger Sub, with Merger Sub continuing as the surviving entity. Upon consummation of the merger, Merger Sub changed its name to “Wesco Financial, LLC.” As a result of the merger, each share of Wesco common stock (other than shares owned by the Reporting Persons) was converted into the right to receive to receive an amount, either in cash or Berkshire Class B common stock, at the election of the shareholder, equal to $385.00, calculated in accordance with the Merger Agreement.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is subject, and qualified in its entirety by reference, to the full text of the Merger Agreement, which is included as Annex A-1 and Annex A-2 in Wesco’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2011.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of Schedule 13D is hereby amended and supplemented by adding the following:

Rows (7) through (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference into this Item 5.

The provisions of Item 4 that are added pursuant to this Amendment No. 12 are hereby incorporated by reference into this Item 5.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(A)	Agreement and Plan of Merger, dated as of February 4, 2011, by and among Berkshire Hathaway Inc., Montana Acquisitions, LLC, and Wesco Financial Corporation, and amended by the Amendment to Agreement and Plan of Merger, dated as of April 15, 2011 (incorporated by reference to Annex A-1 and Annex A-2 to Wesco’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2011).

(B)	Joint Filing Agreement required by Rule 13d-1(k)(1), dated August 26, 2010, by Warren Buffett, Berkshire Hathaway Inc., OBH LLC and BCS Holdings, LLC (formerly Blue Chip Stamps) (previously filed as Exhibit (A) to the Schedule 13D/A of Warren Buffett, Berkshire Hathaway Inc., OBH LLC and BCS Holdings, LLC (formerly Blue Chip Stamps), Commission File No. 005-06028, filed on August 26, 2010 and incorporated herein by reference).

SCHEDULE 13D

CUSIP NO. 950817106	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 to Statement on Schedule 13D is true, complete, and correct.

Dated: June 27, 2011

WARREN E. BUFFETT

/s/ Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett

Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

OBH LLC

By:	/s/ Warren E. Buffett

Name:	Warren E. Buffett
Title:	Chairman and Chief Executive Officer

BCS HOLDINGS, LLC

By:	/s/ Marc D. Hamburg

Name:	Marc D. Hamburg
Title:	Vice President